JOSEPH F. DANIELS Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4044 Main 212.407.4000 Fax 646.417.7418 jdaniels@loeb.com

Via E-mail

September 14, 2012

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:               Amira Nature Foods Ltd.

Registration Statement on Form F-1

Filed August 29, 2012

File No. 333-183612

Dear Mr. Schwall:

On behalf of our client, Amira Nature Foods Ltd., a British Virgin Islands company (the “Company” or “ANFI”), we hereby provide responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 7, 2012 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and addressed to Mr. Karan A. Chanana.  Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company below.

In order to facilitate the Staff’s review, we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended F-1.

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A limited liability partnership including professional corporations

H. Roger Schwall September 14, 2012 Page 2

Registration Statement on Form F-1

Related Party Transactions, page 115

1.         We note your disclosure that your subsidiaries advanced $7.0 million to entities controlled by affiliates of Mr. Chanana and his family members over the course of fiscal 2010, 2011 and 2012. Please revise your filing to describe all material terms of such advancements.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 119 in the Amended F-1 to explain that the $7.0 million advances to entities controlled by affiliates of Mr. Chanana and his family members were made in the ordinary course of business to prepay the purchase price for rice, semi-finished rice and palm oil from such affiliates.  The disclosure has also been revised to describe the material terms of such advancements, namely, that the advances are interest-free, unsecured, and settled through the delivery of goods purchased, typically within the fiscal year that the advance is made, although there are no fixed terms of settlement.

Taxation, page 131

Indian Taxation, page 131

2.         We note your revised disclosure that the disclosure in your prospectus is “[i]n the opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co … a summary of the material Indian tax consequences.” Please note that the opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel and that disclosure must clearly identify and articulate the opinion being rendered. Counsel must opine on the material tax consequences, not the manner in which they are described in the prospectus In this regard, it appears that the opinion being rendered relates to the disclosure being a summary of the tax consequences. Please revise your disclosure here as well as under “U.S. Federal Income Taxation—General” accordingly. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section III.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages 135-136 in the Amended F-1 to clarify that the discussions in the subsections “Indian Taxation” and “U.S. Federal Income Taxation” represent the opinions of named counsel on the material Indian and U.S. federal tax consequences, respectively, by deleting the language stating those subsections are a summary.

3.         We note the revised disclosure that the implications of the recent amendments to the Indian Income Tax Act are presently unclear. It appears that counsel is unable to opine on a material tax consequence. As a result, the opinion should state this fact clearly, and discuss in the opinion the possible alternatives and risks to investors of such tax consequence. Please refer to SLB No. 19 at Section III.C.1.

H. Roger Schwall September 14, 2012 Page 3

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 136 in the Amended F-1 and named counsel has revised its opinion in Exhibit 8.1 of the Amended F-1 to clearly state that it is unable to opine on this tax consequence and to discuss the possible alternatives and risks to investors of such tax consequence.

U.S. Federal Income Taxation, page 132

4.         We note your disclosure that if an Indian tax applies to any income arising from the sale of your ordinary shares by a U.S. Holder, such tax “should” be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). We also note your disclosure that if such Indian tax applies to any such income a U.S. Holder “may” be entitled to certain benefits under the U.S.- India Tax Treaty. Counsel should explain why it cannot give a “will” opinion on each of these matters, and should describe the degree of uncertainty in the opinion. You should also provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors Please refer to SLB No. 19 at III.C.4.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 30 in the Amended F-1 to add a risk factor explaining why named counsel cannot give a “will” opinion on certain tax matters and setting forth the risks of uncertain tax treatment to investors.

Exhibits and Financial Statement Schedules, page II-1

5.         We note that some of your exhibits were electronically submitted in an un-searchable format. Please amend your filing to resubmit each such exhibit in a text searchable format. Please refer to Section 5.1 of the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 20 (July 2012). See also Item 301 of Regulation S-T.

RESPONSE:  In response to the Staff’s comment, the Company has resubmitted Exhibits 3.2, 10.1, 10.2, 10.3, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21 and 23.3 to the Amended F-1 in a text-searchable format.

6.         We note your response to comment 12 in our letter dated August 9, 2012 that you have submitted as Exhibits 10.19, 10.20 and 10.21 the related party loan agreements. We note that each such agreement does not appear to contain the principal amount of the loan. Please confirm that each such agreement has been submitted in full or, in the alternative, provide clarity as to why such amount is not memorialized in each agreement. Please also file any related notes. In addition, we note your disclosure that the loans bear interest at a weighted average rate of zero in fiscal 2010, and 11.6% in fiscal 2011 and 2012. However, this does not appear to be consistent with the terms of the loan agreements, which each state an interest rate of 11%.

RESPONSE:  The Company hereby clarifies that Exhibits 10.19, 10.20 and 10.21 are copies of related party loan agreements for the fiscal years 2011, 2012 and

H. Roger Schwall September 14, 2012 Page 4

2013, respectively. Pursuant to these agreements, an interest rate of 11% applies to the loans issued in each of fiscal 2011, 2012 and 2013.  The loans issued in fiscal 2010 did not bear any interest and has therefore been disclosed as having a weighted average rate of zero.  Although the stated interest rate of the loans issued in fiscal 2011 and 2012 is 11% per annum, the weighted average rate, which is computed using the compounded daily balance of outstanding loan amounts and includes interest accrued, is 11.6%. In response to the Staff’s comment, the Company has revised its disclosure on page F-26 of the Amended F-1 to clarify that interest rate of 11% per annum is compounded daily and has filed as Exhibit 10.25 a copy of a loan agreement covering one of the loans issued in fiscal 2010.  The remainder of the loans issued in fiscal 2010, to which the parties are bound by oral agreement, are subject to substantially similar terms.

Exhibit 3.3

7.         We note your disclosure at page 117 referring to your amended and restated memorandum and articles of association “that will be in effect upon the completion of th[e] offering.” Please confirm whether Exhibit 3.3 is the version of your amended and restated memorandum and articles of association that will be in effect upon the completion of the offering. In that regard, we note that the articles filed as Exhibit 3.3 include the following text, which suggests that they may be further amended: “Amended and Restated the [  ] Day of [            ], 2012.” We also note that while such articles also reference an amendment date of May 24, 2012, they were signed by the Incorporator on February 20, 2012.

RESPONSE:  The Company hereby confirms that Exhibit 3.3 is the version of the amended and restated memorandum and articles of association that will be in effect upon the completion of the offering.  According to British Virgin Islands (“BVI”) practice, the cover page of the memorandum and articles of association refers to the original incorporation date (in the Company’s case, February 20, 2012) and each successive amendment date.  Also consistent with BVI practice, the final page of the memorandum and articles of association and successive amendments will continue to bear the signature of the Incorporator as of the incorporation date.

As of the date of this letter, the Company’s memorandum and articles of association have been amended and restated one time, on May 24, 2012.  The second amendment date, currently in blank, will be a date on or about the closing date of the offering.  The Company hereby undertakes to file a copy of such amended and restated memorandum and articles of association with the Commission promptly after it is approved by the BVI Registry upon the completion of the offering.

8.         We note your response to comment 13 in our letter dated August 9, 2012, and reissue such comment in part. Please file the working capital consortium agreement that you reference as Exhibit 10.10 in your exhibit index. In that regard, the agreement filed as Exhibit 10.10 appears to be a joint deed of hypothecation, and not the working

H. Roger Schwall September 14, 2012 Page 5

capital consortium agreement.

RESPONSE:  In response to the Staff’s comment, the Company has filed the working capital consortium agreement as Exhibit 10.10 to the Amended F-1 and filed the joint deed of hypothecation as Exhibit 10.24 to the Amended F-1.

Exhibit 8.2

9.         Please obtain and file an opinion that correctly cites the section to which the opinion relates.

RESPONSE:  In response to the Staff’s comment, the Company has filed as Exhibit 8.2 to the Amended F-1 a revised opinion from named counsel that correctly cites the section entitled “Taxation—U.S. Federal Income Taxation” to which such opinion relates.

10.       We note that counsel assumes “the legal authority of all entities.” Please tell us why such assumption is necessary and appropriate, or ensure that the revised opinion does not include such assumption.

RESPONSE:  In response to the Staff’s comment, the Company has filed as Exhibit 8.2 to the Amended F-1 a revised opinion from named counsel that deletes the language “legal authority of all entities” from the second paragraph of such opinion.

Exhibit 23.3

11.       Please obtain and file a revised consent from CRISIL Research that more clearly consents to the references to such firm in your registration statement. For example, we note that the final three bulleted items in the consent filed as Exhibit 23.3 create uncertainty in this regard. We also note that the consent makes reference to an attachment that was not filed with your registration statement.

RESPONSE:  In response to the Staff’s comment, the Company has filed as Exhibit 23.3 to the Amended F-1 a revised consent from CRISIL Research that clearly consents to references in the Registration Statement to such firm.

The Company has authorized me to acknowledge on its behalf that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall September 14, 2012 Page 6

Should you have any questions concerning any of the foregoing, please feel free to contact me at 212-407-4044 or jdaniels@loeb.com.

Sincerely,

/s/ Joseph F. Daniels

Joseph F. Daniels
Partner